Filed by South Mountain Merger Corp.
Pursuant to Rule 425 under the Securities Act of 1933,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: South Mountain Merger Corp.
Commission File No.: 001-38947
Date: October 20, 2020

Billtrust CEO talks going public via SPAC and goal of being the ‘Venmo for B2B’

Nineteen-year-old company expects to achieve ARR of over $100 million in 2020

Earlier today, Billtrust announced its plans to go public via SPAC South Mountain Merger Corp. in a deal valued at $1.3 billion, including debt.

The announcement marks the latest fintech-related SPAC (special purpose acquisition company) as more companies choose the method of going public over traditional initial public offerings (IPOs).

Billtrust, a 19-year-old B2B provider of cloud-based software and integrated payment processing solutions, was a SaaS (software-as-a-service) provider before SaaS was cool.

This afternoon, I hopped on a Zoom call with Billtrust founder and CEO Flint Lane to learn more about the company’s decision to go public now, why it chose to via SPAC and what it expects to gain from the process.

FinLedger:  What led to the decision to go public, and why now?

Lane: For the last 19 years, we’ve been changing the landscape of accounts receivable, automation and B2B payments. We work with medium and large companies to help them invoice, more efficiently collect payments and more broadly, do accounts receivable more effectively. Companies struggle with this. It’s 2020, yet 50 percent of B2B payments are still done via paper check. We believe we’ve solved that through a series of solutions that automate different accounts receivable practices, and also a two-sided network that we launched three years ago called the Business Payments Network, which is sort of like a Venmo for B2B.

We’ve seen great demand for our solutions, and great demand for our Business Payments Network. So, going public is not the goal. Going public is a fundraising exercise to allow us to achieve our goal, which is to continue to drive innovation and be the market leader in integrated receivables and B2B payments. With revenue [ARR-Annual Recurring Revenue] now approaching north of $100 million, it is time for us to graduate from being a private company to a public company.

Billtrust Founder and CEO Flint Lane

If we had never gone public, it wouldn’t have been the end of the world. So I didn’t have this on my bucket list of things to do. Our goal is to be a great business for our customers and continue to push the envelope around innovation.

FinLedger: What led you to choose the SPAC route as opposed to a traditional IPO?

Lane: So when it comes to going public, we could go through the traditional route, or look at other ways to go public. But this is the year of the SPAC. If you had asked me a year ago if we would be going public via SPAC, I would have said, “No way. That is not the right way. Companies that can’t go public the normal way go this way.” But I was misinformed. I have since become more educated about the pros and cons of going public via SPAC and believe there are some significant advantages, such as the timeliness of it and the certainty of getting to a price early in the cycle instead of waiting six months to see how it prices in the market. We now have certainty.

We have to go through an SEC process just like a normal IPO process. So we’re not skipping steps. But there are many advantages like price certainty, timeliness, and the amount of capital we can raise. There’s lots written about the flaws in the traditional IPO process. And I would be surprised if people continue to go that route with all the benefits that SPACs present.

FinLedger: You mentioned an annual run rate north of $100 million. Can you elaborate and share whether you’re yet profitable? Who are some of your customers?

Lane: That is our projected revenue [ARR] for 2020. And that is a number we’ve disclosed as part of this going public process.

While profit is important, we believe that the most important thing right now is growing market share, which is continuing until we grow in a lot of different ways as an organization profit while important or not the most important thing growing market share, continuing till we grow in lots of different ways as an organization when we sign new customers. So we have lots of big brands that use Billtrust – companies like FedEx, Staples and Under Armour. Landing new customers is very important.

In addition we’re always adding to our market share with those customers. Because we have so many solutions to solve different problems within accounts receivable – which could be invoicing and payments, collections or building an e-commerce solution. We grow through signing new customers, expanding our relationship with existing customers, and we also grow through adoption of electronic services within those customers.

We could be profitable tomorrow if we chose to. But you know, we’re in a bit of a land grab mode – trying to land as many customers as we can. And that’s another good reason to go public – to add $200 million to the balance sheet so that we can fund our organic growth measures.

FinLedger: How many customers do you have and what is your target demographic?

Lane: We have 1,800 customers and in general, they are mid-market or enterprises that service other businesses with about $50 million in revenue and up. We are not targeting small and medium-sized businesses. These are large businesses that have significant invoice volume. So if you’re sending out, you know, five invoices a month, you likely don’t have a problem. Our customers are sending out 5,000 to 2 million invoices per month – they’ve got a lot of friction in their environment. These are big companies with big problems.

FinLedger: How has the COVID-19 pandemic affected your business? How is it impacting how your customers do business?

Lane: We saw some volume degradation through March, April and May. Now we are mostly back to normal, and actually seeing acceleration in electronic payments. The first half a year was sort of so-so because of the pandemic, but even with that, we grew 11%. But in the second half of the year, we’re seeing a nice rebound and seeing growth climb back up.

But as for COVID, there’s three ways that it has impacted the landscape. The first is this that while this digital transformation of accounts receivables was already happening, people realize in a pandemic that doing things manually and paper-based is not the way to go. That’s sort of obvious.

Second, not as obvious, but kind of obvious in hindsight is that this work from home environment has also accelerated things. Many of our customers were routinely accepting payments in their offices over the phone. If you’re doing a collections call, you could accept the credit card number over the phone and punch it into a device. But those devices don’t exist in people’s work from home environments, nor will they – so they are now pushing those payments to more of an online experience.

The third way that not so obvious is around the post office. The folks at the post office are working extremely hard to get the mail out there. And this is not on them. But studies have shown it slowing by about 35%. That means invoices that are mailed take longer to get there.  Checks that are mailed back take longer to get back. What used to take four to six days to get somewhere now takes five to eight days. That may not sound like a lot but two or three days here and there adds up pretty quickly.

So I think people are recognizing there is a potential problem in their business model when they rely on the postal system for 50% of their payment volume, right? What happens when those checks don’t get where they’re supposed to? That is a significant risk that we try to help our customers with – by bringing them a comprehensive strategy to move from paper-based invoicing and payments to electronic invoicing and payment.

FinLedger: Tell me about the decision to go public through this merger with South Mountain. How did that decision come about?

The CEO of that business, Chuck Bernicker, is a gentleman I know from his days at CardConnect. And we had a partnership together five or six years ago. South Mountain was certainly helpful in helping us understand the pros and cons of SPACs.

But we hired an investment bank, JP Morgan, to help us figure this out. We’re no experts in SPACs much like our customers are no experts in automating receivables. So, we went to the experts and JP Morgan helped us navigate this. We considered a few different fintech-related SPACs but Chuck from South Mountain knows our business extremely well so we decided to partner with them.

FinLedger: Tell me more about this Business Payments Network you’ve built and what role it’s playing in the growth of your business?

Lane: We offer integrated receivable solutions. But there’s a story of brewing around this Business Payments Network. Businesses struggle with figuring out how to pay other businesses. So if I buy from Staples, and I want to pay Staples, I have to go through a discovery process, and I can either send them a check to their billing address, which is on the invoice, or I can call them up and ask them what their bank account number is, what their routing number is, how they prefer to get remittance data. It’s a mess. If you want to pay your friends, you don’t call them up and say, what’s your bank account or what’s your routing number. You pay them via Venmo, or PayPal, and those tools act as a directory, as well as a money movement tool.

So we built this thing called a Business Payments Network three years ago and it’s seen unprecedented adoption and success. We’ve partnered with a who’s who of banks and  software vendors who route payments through our BPN. In 2017, we had about $170 million flowing through our BPN. Now, we’re on a $5 billion run rate that’s growing north of 100% annually.

It’s about interoperability, allowing the accounts payable side to seamlessly interact with accounts receivable. You need a middleware layer that does that translation. And that’s what we’ve built with the Business Payments Network. And we think we’re onto something special.

We charge the participants in the network to route these payments more efficiently. And revenue is growing substantially on that network as well.

Important Information and Where to Find It

A full description of the terms of the transaction is expected to be provided in a registration statement on Form S-4, which will include a proxy statement/consent solicitation/prospectus, to be filed by South Mountain Merger Corp. (“South Mountain”) with the SEC. South Mountain urges investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/consent solicitation/prospectus as well as other documents filed with the SEC because these documents will contain important information about South Mountain, Billtrust and the transaction. After the registration statement is declared effective, the definitive proxy statement/consent solicitation/prospectus to be included in the registration statement will be mailed to stockholders of South Mountain as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the proxy statement/consent solicitation/prospectus, without charge, by directing a request to: South Mountain Merger Corporation, 767 Fifth Avenue, 9th Floor, New York, NY 10153. The preliminary and definitive proxy statement/consent solicitation/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

South Mountain and Billtrust, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of South Mountain is set forth in South Mountain’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 20, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction will be set forth in the proxy statement/consent solicitation/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of South Mountain or Billtrust, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding  projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, South Mountain’s and Billtrust’s ability to consummate the transaction between them, the estimated implied enterprise value of the Company, the capabilities and benefits to customers of Billtrust’s technology platform, the advantages and expected growth of BPN, Billtrust’s ability to scale and grow its business, Billtrust’s ability to digitally transform the AR industry, the cash position of the Company following closing, the timing of the closing of the transaction and South Mountain’s ability to obtain the financing through the PIPE and non-redemption commitment necessary to consummate the potential transaction. These statements are based on various assumptions and on the current expectations of South Mountain’s and Billtrust’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of South Mountain and Billtrust. These forward looking statements are subject to a number of risks and uncertainties, including Billtrust’s ability to attract and retain customers and expand customers’ use of Billtrust’s products or services;  market, financial, political and legal conditions; the impact of the COVID-19 pandemic on Billtrust’s business and the global economy; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of South Mountain or Billtrust is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial and operating information with respect to Billtrust; risks related to future market adoption of Billtrust’s offerings; risks related to Billtrust’s market strategy and subscription business model; the effects of competition on Billtrust’s future business; the amount of redemption requests made by South Mountain’s public stockholders; the ability of South Mountain or the combined company to issue equity, including in the PIPE, or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in South Mountain’s final prospectus filed on June 21, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, in each case, under the heading “Risk Factors,” and other documents of South Mountain filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that South Mountain and Billtrust presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect South Mountain’s and Billtrust’s expectations, plans or forecasts of future events and views as of the date of this communication. South Mountain and Billtrust anticipate that subsequent events and developments will cause their assessments to change. However, while South Mountain and Billtrust may elect to update these forward-looking statements at some point in the future, South Mountain and Billtrust specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing South Mountain’s or Billtrust’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.